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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 30 2017
Washington DC 408

SEC FILE NUMBER
8-48032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2016** (MM/DD/YY) AND ENDING **06/30/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 3rd Avenue South, Suite 202
(No. and Street)

Edmonds	Washington	98020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark H. Penske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services International Corp.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended June 30, 2017

Contents
As of and for the Year Ended June 30, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Financial Services International Corp

We have audited the accompanying statement of financial condition of Financial Services International Corp as of June 30, 2017, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Services International Corp's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp as of June 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Financial Services International Corp's financial statements. The supplemental information is the responsibility of Financial Services International Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Financial Services International Corp.

Statement of Financial Condition

June 30, 2017

ASSETS		
Cash	$	227,721
Deposit at clearing organization (Note 2)		33,149
Other assets		22,307
TOTAL ASSETS	$	283,177
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expense	$	172,594
TOTAL LIABILITIES		172,594
STOCKHOLDER'S EQUITY		
Common stock, $0.0 l par value, 1 ,000,000 shares authorized, 103,700 shares issued and outstanding,		1,039
Additional paid-in capital		749,092
Retained earnings		(639,548)
TOTAL STOCKHOLDERS' EQUITY		110,583
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	283,177

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Financial Services International Corp.

Statement of Operations
Year Ended June 30, 2017

REVENUE:	
Commission income	$ 1,703,738
Financial advisory services	3,213,538
Interest income	92
Other income	102,045
Total Revenues	$ 5,019,413
OPERATING EXPENSES:	
Employee compensation and benefits	552,667
Insurance expense	41,812
Regulatory fees	36,343
Commissions, trading fees and floor brokerage	4,592,308
Communication and data processing	91,253
Occupancy and equipment rental	29,912
Professional fees	245,978
Other operating expenses	40,309
Total Expenses	5,630,582
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	$ (611,169)
Provision for Income Taxes	35,558
NET INCOME (LOSS)	$ (646,727)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Financial Services International Corp.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2016	$ 1,039	$ 84,016	$ 7,179	$ 92,234
Capital Contributions	-	$ 665,076	-	665,076
Net income (loss)	-	-	(646,727)	(646,727)
Balance at June 30, 2017	$ 1,039	$ 749,092	$ (639,548)	$ 110,583

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Financial Services International Corp.

Statement of Cash Flows
Year Ended June 30, 2017

OPERATING ACTIVITIES:		
Net loss	$	(646,727)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in :		
Deposit at clearing organization		(14)
Commissions receivable		48,000
Other assets		35,479
(Decrease) increase in :		
Accounts payable and accrued expense		111,948
Employee compensation and benefits payable		-
Net cash provided by operating activities		(451,314)
FINANCING ACTIVITIES:		
Capital Contributions		665,076
Net cash provided by financing activities		665,076
NET DECREASE IN CASH AND CASH EQUIVALENTS		213,762
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		13,959
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	227,721
Supplemental Cash Flow Information		
Cash paid during the year for federal income taxes	$	-

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

1. Organization and Nature of Business

Financial Services International Corp. (the "Company") was incorporated in the State of Washington on December 15, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund, life insurance policies, and annuities. The Company provides underwriting and investment advisory services to its clientele and is a Registered Investment Advisor. Under its membership agreement with FINRA and pursuant to Rule l 5c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule l 5c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Summary of Significant Accounting Policies

Management's use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in n the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Financial advisory fees are recognized as earned on a quarterly basis over the term of the contract and are recorded when received.

Receivables - Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income taxes – The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent Events – The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements.

3. Deposit At Clearing Organization

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2017 was $33,149.

4. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	($ 0)	$ 30,000	-	$ 30,000
State	$5,558	-	-	-
Total	$ 5,558	$ 30,000	-	$ 30,558

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2017, the IRS has not proposed any adjustment to the Company's tax position.

5. Retirement Plan

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. A matching contribution of $542 w made for the year ended June 30, 2017.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

7. Concentration Of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. Recently Issued Accounting Standards

For the year ending June 30, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2017 the Company had net capital of $88,276 which was $76,770 in excess of its required net capital of $11,506; and the Company's ratio of aggregate indebtedness to net capital was 196%.

Financial Services International Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended June 30, 2017

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 110,583
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(22,307)
NET CAPITAL	88,276
AGGREGATE INDEBTEDNESS:	
Account Payable and Accrued Expenses	$ 172,594
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 11,506
Excess net capital	$ 76,770
Percentage of aggregate indebtedness to net capital	196%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of June 30, 2017.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
Year Ended June 30, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Services International Corp identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Services International Corp claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Financial Services International Corp stated that Financial Services International Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Services International Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Services International Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE℠

Financial Services International Corp.
Exemption Report

August 28, 2017

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Financial Services International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the year ended June 30, 2017 without exception.

I, Mark H. Penske, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Marke H. Penske, President

Date: August 28, 2017